(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dresser, Inc.
Full Name of Registrant

N.A.
Former Name if Applicable

15455 Dallas Parkway, Suite 1100
Address of Principal Executive Office (Street and Number)

Addison, Texas, 75001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, Dresser, Inc. (the “Company”) has determined it will restate its 2004 annual and quarterly financial statements and first, second and third quarter 2005 financial statements. The errors relate primarily to the timing of the recognition of certain revenue items, intercompany inventory transfers and profit elimination, and hedge accounting documentation for derivative transactions in the Company’s continuing operations, and those associated with divested businesses which were sold in November 2005. As previously announced, the Company also is evaluating the potential need to restate its financial statements for periods prior to 2004. Since the restatement process is not yet complete, the Company is not able to file its 2006 Third Quarter Report on Form 10-Q within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert D. Woltil	972	361-9800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The 2005 Annual Report on Form 10-K and 2006 First and Second Quarter Reports on Form 10-Q have also been delayed pending completion of the Company’s restatement.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the preparation of its 2005 financial statements, the Company determined that adjustments were necessary to properly state its previously filed financial statements for the nine months ended September 30, 2005 and certain prior periods. Based on current information, the Company anticipates those adjustments relate primarily to the timing of the recognition of certain revenue items, intercompany inventory transfers and profit elimination, and hedge accounting documentation for derivative transactions in the Company’s continuing operations, and those associated with divested businesses which were sold in November 2005. Until the restatement is complete, the Company cannot determine whether any significant changes will occur in the results of operations from the corresponding period for the last fiscal year that is included in its 2006 Third Quarter Report on Form 10-Q.

Dresser, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2006	By	/s/ Robert D. Woltil
Robert D. Woltil Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).